PROSPECTUS
----------
                                 183,924 Shares

                                FONAR CORPORATION

                                  Common Stock

     This is a prospectus for the resale, from time to time, of up to 183,924 shares of our common stock which has been issued to the selling stockholder listed in this prospectus, or by the pledgees or donees of the selling stockholder or by other transferees who may receive the shares of common stock in transfers other than public sales. We will not receive any of the proceeds from the sale of these shares.

     The selling stockholder may sell the shares in open market transactions from time to time at market prices through brokers, dealers or agents. See "PLAN OF DISTRIBUTION" at page 11 of this prospectus for a more detailed discussion of the manner in which the shares may be sold.

     Our common stock is traded on the Nasdaq Small Cap Market under the symbol "FONR." On December 5, 2001, the last reported sales price for our common stock was $1.40 per share.

     Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors described in this prospectus before making a decision to purchase our stock. See "RISK FACTORS" at page 4 of this prospectus.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The Date of this Prospectus is February 8, 2002.

     You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained in this prospectus is correct as of any time after the date of this prospectus.

                                TABLE OF CONTENTS

ABOUT  THIS PROSPECTUS.......................................................2
ABOUT FONAR CORPORATION......................................................2
ABOUT THIS OFFERING..........................................................4
RISK FACTORS.................................................................4
FORWARD-LOOKING STATEMENTS...................................................9
USE OF PROCEEDS.............................................................10
SELLING STOCKHOLDER.........................................................10
PLAN OF DISTRIBUTION .......................................................11
LEGAL MATTERS...............................................................13
EXPERTS.....................................................................14
MATERIAL CHANGES............................................................14
INDEMNIFICATION ............................................................14
WHERE YOU CAN FIND MORE INFORMATION.........................................14
INCORPORATION OF INFORMATION WE FILE WITH THE SEC...........................14

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. Under this registration statement the selling stockholder may sell from time to time up to 183,924 shares of common stock. These shares were issued to the selling stockholder in consideration for 270,000 shares of eMajix.com, Inc..

     Periodically, as required, we expect to provide a prospectus supplement that will add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

     The registration statement that contains this prospectus, including the exhibits to the registration statement and the information incorporated by reference, contains additional information about the common stock offered under this prospectus. The registration statement can be read at the Securities and Exchange Commission's web site or at the Securities and Exchange Commission offices mentioned below under the heading "Where You Can Find More Information."


                             ABOUT FONAR CORPORATION

     At Fonar we design, manufacture and market magnetic resonance imaging (MRI) scanners. MRI scanners use magnetic fields to generate images of organs, bones and tissue inside the human body. The MRI scanner uses a magnetic field which causes the hydrogen atoms in tissue to align. When the magnetic force is withdrawn, the atoms fall out of alignment emitting radio signals as they do. The speed at which the atoms fall out of alignment, or "relaxation time" and radio signals vary depending on the type of tissue and whether any pathology is present. The radio signals provide the data from which the scanner's computers generate an image of the body part being scanned.

     Our address is 110 Marcus Drive, Melville, New York 11747, our telephone number there is (631) 694-2929 and our Internet address is http://www.fonar.com.

     Fonar offers the following MRI scanners: the Stand-Up, also called Indomitable (TM), QUAD (TM), Fonar-360 (TM) and Echo (TM). The Pinnacle (TM) MRI, a work-in-progress, recently received FDA clearance to market on June 6, 2001.

     The Stand-Up allows patients to be scanned while standing, sitting or reclining. This means that an abnormality or injury, such as a slipped disc, will be able to be scanned under full weight-bearing conditions, or, more often than not, in the position in which the patient experiences pain. An elevator built into the floor brings the patient to the desired height in the scanner. An adjustable bed allows the patients to stand, sit or lie on their backs, sides or stomachs, at any angle. In the future, the Stand-Up may also be useful for MRI directed surgical procedures.

     The Fonar 360 is an enlarged room sized magnet in which the floor, ceiling and walls of the room are part of the magnet frame. Consequently, this scanner allows 360 degree access to the patient. The Fonar 360 is presently marketed as a diagnostic scanner and is sometimes referred to as the Open Sky MRI.

     In the future, we may also further develop the Fonar 360 to function as an operating room. We sometimes refer to this contemplated version of the Fonar 360 as the OR-360.

     The QUAD scanner is supported by four posts and is open on four sides, thereby allowing access to the scanning area from four sides. The QUAD (TM) 7000 is similar in design to the QUAD 12000 but uses a smaller lower field magnet.

     The "Pinnacle" (TM) is a superconductive version of our open iron frame magnet. The Pinnacle received FDA clearance on June 6, 2001.

     Fonar also offers a low cost, low field open MRI scanner, the Echo (TM).

     In addition to manufacturing MRI scanning systems, we formed a subsidiary, Health Management Corporation of America, which we sometimes call HMCA, in 1997 to engage in the business of managing imaging facilities and medical practices. HMCA provides and supervises the non-medical personnel for the clients at their sites. At HMCA we also provide our clients centralized billing, collection, marketing, advertising, accounting and financial services. We also provide office equipment and furnishing, consumable supplies and in some cases the office space used by our clients. Almost all of HMCA's client professional corporations are owned by Fonar's founder, President and Chairman of the Board, Dr. Raymond V. Damadian.

     HMCA's address is at 6 Corporate Center Drive, Melville, New York 11747, its telephone number there is (631) 694-2816 and its internet address is www.hmca.com.

     Approximately 72% of our consolidated revenues for the fiscal year ended June 30, 2001 and 81% for the fiscal year ended June 30, 2000 were from HMCA's management services.

     Approximately 98% of HMCA's revenues for the fiscal year ended June 30, 2001 and 99% of HMCA's revenues for the fiscal year ended June 30, 2000 were derived from entities owned by Dr. Raymond V. Damadian.


                               ABOUT THIS OFFERING

     The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of sales of the shares. They may sell them in the open market at market prices through brokers, dealers or agents, or in private transactions on negotiated terms. See "PLAN OF DISTRIBUTION" for a more detailed discussion of the ways in which the selling stockholders might sell their shares.

     Our common stock is traded on the Nasdaq Small Cap Market.

NASDAQ Symbol..............FONR


                                  RISK FACTORS

An investment in our stock is high risk. You should carefully consider the risk factors in this prospectus before deciding whether to purchase the shares offered. See "RISK FACTORS."


                                  RISK FACTORS

     An investment in Fonar is highly speculative and subject to a high degree of risk. Therefore, you should carefully consider the risks discussed below and other information contained in this prospectus before deciding to invest in shares of our common stock.

1.   We have and continue to experience significant losses.

     For the fiscal years ended June 30, 2001 and June 30, 2000, we experienced net losses of $15.18 million and $10.96 million respectively and net operating losses of $16.21 million and $15.51 million respectively. For the fiscal quarter ended September 30, 2001, we experienced a net loss of $3.8 million as compared to a net loss of $3.9 million for the fiscal quarter end September 30, 2000. Our operating loss of $3.4 million for the first quarter of fiscal 2002, however, improved, compared to the operating loss of $4.0 for the first quarter fiscal 2002, due to increased scanner sales. We have been able to fund our losses to date from the $128.7 million judgment, net amount of $77.2 million after attorney's fees, received from General Electric Company in 1997 for patent infringement and from other patent litigation settlements with other competitors, the terms of which agreements are required to be kept confidential. As of September 30, 2001, however, our balance sheet shows approximately $7.6 million in cash or cash equivalents and $6.1 million in marketable securities out of total current assets of $35.2 million. We believe that we will be able to reverse our operating losses with the introduction into the marketplace of our new MRI scanners and from the operating income generated by our subsidiary HMCA. HMCA operating income has declined from $3.12 million in fiscal 1999 to $2.48 million in fiscal 2000 and to $1.0 million for fiscal 2001. HMCA operating income for the first quarter of fiscal 2002 declined to $550,000, compared to $801,000 for the first quarter of fiscal 2001. There can be no assurance that we can reverse our operating losses.

2.   Fonar is dependant on the success of its new products to become profitable.

     Our ability to generate future operating profits will depend on our ability to market and sell our new lines of MRI products. The Stand-Up MRI, also called "Indomitable(TM), Fonar 360(TM) and Echo scanners have all been recently introduced into the market. Although we are optimistic that these scanners' features will make them competitive, there can be no assurance as to the degree or timing of market acceptance of these products. Revenues from the sales of QUAD(TM) scanners, introduced in 1995, have not been sufficient to date to generate operating profits. The product we are currently promoting most vigorously is the Stand-Up MRI. We believe the Stand-Up MRI is the most promising because it enable scans to be performed on patients in weight bearing positions, such as sitting or standing. The market for the Stand-Up, which received FDA clearance in October 2000, is still being tested. The following chart shows the revenues attributable to each model during fiscal 2001 and the first quarter of fiscal 2002. Please note that we recognize the revenue on scanner sales on a percentage of completion basis. This means we book revenue not as money is received or sales are made, but as the scanner is built. Consequently, the revenues for a fiscal period do not necessarily relate to the orders placed in that period.

                  Model                              Revenues Recognized

                  Fiscal Year Ended June 30, 2001

                  Stand-Up                          $ 1,640,615
                  Fonar 360                                   0
                  QUAD                              $ 3,043,308
                  Echo                              $ 1,052,182

Fiscal Quarter Ended September 30, 2001

                  Stand-Up                          $ 1,581,378
                  QUAD                                   48,000

3. We must compete in a highly competitive market against competitors with greater financial resources than we have.

     The medical equipment industry is highly competitive and characterized by rapidly changing technology and extensive research and development. The market demand for a continuing supply of new and improved products requires that we be engaged continuously in research and development. New products also require continuous retooling or at least modifications to our manufacturing facilities, and our sales and marketing force must continuously adjust to new products and product features. This is highly expensive and companies with substantially greater financial resources than we have engage in the marketing of magnetic resonance imaging scanners which compete with the Company's scanners. Competitors include large, multinational companies or their affiliates such as General Electric Company, Siemens A.G., Marconi International, Philips N.V., Toshiba Corporation and Hitachi Corporation. There can be no assurance that Fonar's products will be able to successfully compete with products of its competitors.

4. The success of some of the businesses purchased by HMCA depends on the continued employment of the former owners of those businesses.

     The businesses acquired by HMCA are essentially service organizations whose continued success depends on retaining and developing existing business relationships. These relationships are often heavily dependant on the personal efforts of key persons in the acquired company or medical practices managed by the acquired company. HMCA has sought to retain these key people through employment agreements which include both noncompetition covenants and financial incentives. Nevertheless, there can be no assurance that these key people will remain as employees or produce results sufficient to make the acquired companies profitable.

5. HMCA'S profitability depends on its ability to successfully perform billing and collection services for its clients.

     HMCA performs billing and collection services for the medical practices and MRI facilities it manages. The viability of HMCA's clients and their ability to remit management fees to HMCA depends on HMCA's ability to collect the clients' receivables. Collectibility of these receivables can be adversely affected by the longer payment cycles and rigorous informational requirements of some insurance companies or other third party payors. Proper authorizations, referrals and confirmation of coverage for patients, as well as issues of medical necessity, need to be addressed prior to the rendering of service to assure prompt payment of claims. HMCA believes it is properly addressing billing and collection requirements and issues for its clients and that its collection rates are good. Nevertheless, the regulations and requirements applicable to medical billing and collections could change in the future and result in reduced or delayed collections. Approximately 98% of HMCA's revenues for the year ended June 30, 2001 are from entities owned by Raymond V. Damadian.

6. Capitated insurance programs could adversely affect HMCA's clients by shifting a part of the financial responsibility for patient care to the medical providers.

     Certain HMO's and insurers have instituted managed care programs where the physician or physician group is paid on a capitated basis. Under these plans, the physician is not paid according to the services provided, but is paid a fixed monthly fee per patient, which in HMCA's experience is based on age and gender. Currently, less than two percent of HMCA's clients' revenues are from capitated programs. Under capitated insurance programs, the physician or physician practice in effect bears some of the risk in the event a patient requires extensive treatment. In the event that HMCA's client primary care practices experience a shortfall between the capitated payments and the cost of providing services, the ability of those practices to pay for HMCA's services may be impaired.

7. The profitability of HMCA could be adversely affected if medical insurance reimbursement rates change.

     HMCA receives substantially all of its revenue from medical practices and providers of MRI services. Consequently, HMCA would be indirectly affected by changes in medical insurance reimbursement policies, HMO policies, referral patterns, no-fault and workers compensation reimbursement levels and other factors affecting the profitability of a medical practice or MRI facility. The types of medical providers served by HMCA are (a) MRI facilities, (b) primary care practices and (c) physical therapy and rehabilitation practices. There are approximately 20 MRI facilities served by HMCA located in New York, Florida and Georgia. The primary care practices served by HMCA consist of four offices in New York and the physical therapy and rehabilitation practices consist of eight offices located primarily in New York. Approximately 57% of HMCA's clients revenues for the year ended June 30, 2001 were generated from the no-fault and personal injury protection claims. Although we do not know of any pending adverse development affecting these types of facilities, future changes in the reimbursement levels for MRI, primary care, workers compensation or no fault reimbursement, or changes in utilization policies for MRI or physical rehabilitation therapy could adversely affect the ability of HMCA's clients to pay HMCA's fees. In addition, HMCA depends on the ability of the medical practices and providers to attract and retain physicians and other professional staff.

8. The amortization of the management agreements on our balance sheet will reduce future profits.

     HMCA acquired businesses which were essentially service businesses for purchase prices based on earnings multiples rather than net tangible assets. As the historical cost of the assets was small relative to the purchase price, the consolidated balance sheet of Fonar, HMCA and Fonar's subsidiaries reflects a net carrying value of approximately $20.4 million in management agreements as at June 30, 2001 and $20.1 million as at September 30, 2001. Before amortization, the aggregate amount of management agreements attributable to the acquisitions was approximately $23.4 million. Amortization of these management agreements, which is over a period of twenty (20) years, will reduce net profits by approximately $1.2 million annually. This is a non-cash annual expense.

9. Professional liability claims against HMCA or its clients may exceed insurance coverage levels.

     Although with one exception, HMCA does not provide medical services, it is possible that a patient suing one of HMCA's client medical practices or MRI facilities would also sue HMCA. In Florida, where the corporate practice of medicine is legally permissible, a subsidiary of HMCA in one case provides medical care through employee doctors and could be subject to professional liability claims in the event of malpractice. Neither HMCA nor its clients carry professional liability insurance but physicians working for HMCA's clients or for HMCA's subsidiaries are required to maintain professional liability insurance in the minimum amount of $1,000,000/$3,000,000. Such insurance would not cover HMCA or a client professional corporation, however, in the event a claim were made which was not covered by the physician's insurance. Claims in excess of insurance coverage might also have to be satisfied by HMCA or its clients if they were named as defendants.

10. We do not carry product liability insurance and would have to pay any claims from our revenues and capital resources.

     Fonar does not carry product liability insurance but is self-insured. Consequently, Fonar would have to pay from its own resources any valid products liability claim. To date, Fonar has not had to pay any such claims.

11.  We are dependant upon the services of Dr. Damadian.

     Our success is greatly dependent upon the continued participation of Dr. Raymond V. Damadian, Fonar's founder, Chairman of the Board and President. Dr. Damadian has acted as our CEO since 1978 and will continue to do so for the foreseeable future. In addition to providing general supervision and direction, he provides active direction, supervision and management of our sales, marketing and research and development efforts. In connection with the physician and diagnostic management services business conducted by HMCA, Dr. Damadian owns most of the professional corporations which are HMCA clients. With the exception of four professional corporations which provided management fees to HMCA of approximately $374,000 in the aggregate during fiscal 2001, all of the professional corporations are owned by Dr. Damadian. Loss of the services of Dr. Damadian would have a material adverse effect on our business. We do not have an employment or noncompetition agreement with Dr. Damadian. We do not currently carry "key man" life insurance on Dr. Damadian.

12. Dr. Raymond V. Damadian has voting control of Fonar; the management cannot be changed or the company sold without his agreement.

     Dr. Raymond V. Damadian, the President, Chairman of the Board and principal stockholder of Fonar is and will continue to be in control of Fonar and in a position to elect all of the directors of Fonar. As of September 30, 2001, there were outstanding 60,033,490 shares of common stock, having one vote per share, 4,211 shares of Class B common stock, having ten votes per share and 9,562,824 shares of Class C common stock, having 25 votes per share. Of these totals Dr. Damadian owned 2,488,274 shares of common stock and 9,561,174 shares of Class C common stock, giving him over 80% of the voting power of Fonar's voting stock. This means that the holders of the common stock will not be able to control decisions concerning any merger or sale of Fonar, the election of directors or the determination of business and management policy.

13. The dilution which may result from the payment of its debentures in common stock could be significant.

     In May, 2001, the Company issued convertible debentures in the principal amount of $4.5 million. As of December 7, 2001, the outstanding principal amount of the debentures was $3.15 million. The debentures can be converted at a price of $2.047 per share, which would result in 1,538,837 shares of common stock being issued if the remaining principal balance of the debentures were converted. At the times when the market price for our common stock is less than $2.047 per share, however, the holders will not be likely to convert and we would be left with the alternative of paying the debentures in cash or in shares of common stock valued, for the purpose of payment, at a discount from the then current market value for the common stock. This discounted value would be the lesser of (1) 90% of the average of the four lowest closing bid prices during the preceding calendar month or (2) the average of the four lowest closing bid prices during the preceding calendar month less $0.125. If for example, we were paying the remaining principal balance of the debentures in full in December, 2001, then the number of shares we would have to issue based on the formula would be 2,739,130, or approximately 78% more shares than would be issued on conversion in full. Since this alternative is based on market price, there is no limit on how low the determined value could be. The payments for October, November and December 2001 were made through the issuance of 1,357,807 shares of common stock. No part of the debentures have been converted to date. Fonar does retain the option, however, to pay the debentures in cash if they are not converted.

14. The provisions of the debentures would subject Fonar's stockholders to further dilution if we were to issue common stock at prices below market or below the conversion price in the debentures.

     In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, the debentures provide for an adjustment of the conversion price if Fonar issues shares of common stock at prices lower than the conversion price or the then prevailing market price. This means that if we need to raise equity financing at a time when the market price for Fonar's common stock is lower than the conversion price, or if we need to provide a new equity investor with a discount from the then prevailing market price, then the conversion price will be reduced and the dilution to stockholders increased.

15. The provisions of the warrants provide for reductions in the exercise price if we issue common stock at prices below market or below the warrant exercise prices.

     In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, the warrants provide for a reduction of the exercise price if Fonar issues shares of common stock at prices lower than the exercise price or lower than the then prevailing market price. The number of shares issuable under the warrants would change in this case in inverse proportion, but we would receive the same amount of proceeds if the warrants were subsequently exercised in full.


                           FORWARD-LOOKING STATEMENTS

     We make statements in this prospectus and the documents incorporated by reference that are considered forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 contains the safe harbor provisions that cover these forward-looking statements. We are including this statement for purposes of complying with these safe harbor provisions. We base these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions including, among other things:

     - continued losses and cash flow deficits;

     - the continued availability of financing in the amounts, at the times and on the terms required to support our future business;

     - uncertain market acceptance of our products; and

     - reliance on key personnel.

     Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this document may not occur.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling stockholder of the common stock

                               SELLING STOCKHOLDER

     Pursuant to a stock subscription agreement dated January 17, 2001 between us and eMajix, Inc., we issued and sold to the selling stockholder, eMajix.com, 183,924 shares of common stock in consideration for 270,000 shares of the common stock of eMajix.com, Inc.

     The table below presents information regarding the selling stockholder and the shares that it may offer and sell from time to time under this prospectus. The table assumes that the selling stockholder sells all of the shares. However, no assurances can be given as to the actual number of shares that will be sold by the selling stockholder or that will be held by the selling stockholder after completion of the sales. Information concerning the selling stockholder may change from time to time and any changed information will be presented in a supplement to this prospectus if and when necessary and required.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has voting or investment power with respect to the shares. Common stock issuable upon conversion of the debentures or exercise of warrants that are currently convertible, exercisable or exercisable within 60 days are considered to be outstanding and to be beneficially owned by the person holding the debentures and warrants for the purpose of computing beneficiary ownership. Assuming that the selling stockholders sell all of the shares offered under this prospectus, the selling stockholders will beneficially own less than one percent of our outstanding shares of common stock after the completion of this offering.

                        Shares                 Shares            Shares
                        Beneficially           Offered           Beneficially
Selling                 Owned Prior            By This           Owned After
Stockholder             to Offering (1)        Prospectus        Offering
----------------        ---------------        ----------        ------------

eMajix.com, Inc.          183,924                183,924              0

Neither the selling stockholder nor any of its affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.


                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sales of these shares.

     WHO MAY SELL AND APPLICABLE RESTRICTIONS. Shares may be offered and sold directly by the selling stockholder and those persons' pledgees, donees, transferees or other successors in interest from time to time. The selling stockholder could transfer, devise or gift shares by other means. The selling stockholder may also resell all or a portion of their shares in open market transactions in reliance upon available exemptions under the Securities Act, such as Rule 144, provided it meets the requirements of these exemptions.

     Alternatively, the selling stockholder may from time to time offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholder (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved.

     The selling stockholder received the shares in the ordinary course of business pursuant to the stock subscription agreement. The selling stockholder does not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

     Nevertheless, the selling stockholder and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholder may be deemed to be an underwriter, the selling stockholder may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act. These provisions of the securities laws provide, in general terms, for liability for fraud, untrue statements contained in a prospectus or otherwise made in connection with the sale of securities, and the failure to disclose significant information which is necessary to prevent information disclosed from being misleading.

     To comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

     MANNER OF SALES. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices. The shares may be sold according to one or more of the following methods.

     A block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

     Purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus.

     Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     Pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares.

     An exchange distribution under the rules of the exchange.

     In  private   transactions   between  sellers  and  purchasers   without  a
broker-dealer.

     By writing options.

     Any combination of the foregoing, or any other available means allowable under law.

     HEDGING OR SHORT TRANSACTIONS. In addition, the selling stockholder may enter into option, derivative, hedging or short transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus. For example, the selling stockholder may:

     enter  into   transactions   involving   short   sales  of  the  shares  by
broker-dealers in the course of hedging the positions they assume with the selling stockholders;

     sell shares short itself and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with its short positions;

     write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which it settles through delivery of the shares;

     enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

     loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

     These option, derivative, hedging and short transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus.

     EXPENSES ASSOCIATED WITH REGISTRATION. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts, underwriting commissions and agent commissions.

     INDEMNIFICATION AND CONTRIBUTION. In the registration rights agreement that we entered into with the selling stockholder, we and the selling stockholders agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

     SUSPENSION OF THIS OFFERING. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling stockholder. Any material changes in this plan of distribution will be reflected in a post-effective amendment.

     Computershare Trust Company, Inc., formerly called American Securities Transfer & Trust, Inc., located at 12039 W. Alameda Parkway, Lakewood, Colorado 80228, is the transfer agent and registrar for our common stock.


                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares being offered by the prospectus will be passed upon by Henry T. Meyer, Esq., 110 Marcus Drive, Melville, New York 11747. Mr. Meyer is Fonar's General Counsel.

                                     EXPERTS

     The consolidated financial statements and supplemental financial schedules contained in Fonar's latest annual report on Form 10-K/A, incorporated by reference into this prospectus, has been audited by Grassi & Co., CPA's, P.C., to the extent set forth in their report. Such financial statements and schedules were included therein in reliance upon their reports, given on their authority as experts in accounting and auditing.

                                MATERIAL CHANGES

     The Company no longer consolidates any medical practices which it manages. In 1999, 2000 and 2001, the Company had consolidated certain medical practices managed as a result of the 1998 acquisitions of A & A Services, Inc. and Dynamic Health Care Management, Inc. The Company also previously consolidated the practices conducted by Superior Medical Services, P.C. in 1999, 2000 and 2001. The Company has determined that consolidation of such medical practices is not appropriate because the underlying management agreements do not meet all of the six criteria of Emerging Issues Task Force ("EITF") Consensus No. 97-2. Accordingly, the consolidated financial statements have been restated. The significant effect of such restated financial statements for 1999, 2000 and 2001 has been to decrease revenue and related costs by $3.7 million, $3.8 million and $4.2 million respectively. In addition, the balance sheet caption "Excess of Cost Over Net Assets of Businesses Acquired - Net" has been reclassified to "Management Agreements - Net".

                                INDEMNIFICATION

     The Delaware General Corporation Law and Fonar's by-laws provide for the indemnification of an officer or director under certain circumstances against reasonable expenses incurred in connection with the defense of any action brought against him by reason of his being a director or officer. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or other persons under Fonar's by-laws or the Delaware General Corporation Law, Fonar has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are also available over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and
Exchange Commission at 1-800-SEC-0330 for more information on the public reference rooms. Our Commission File No. is 0-10248.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means:

     - incorporated documents are considered part of this prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file with the Securities and Exchange Commission will automatically update and supersede this prospectus.

     We are incorporating by reference the documents listed below which were filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934:

     - Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, which was filed on November 16, 2001.

     - Annual Report on Form 10-K/A for the year ended June 30, 2001, which was filed on October 30, 2001;

     We also incorporate by reference each of the following documents that we will file with the Securities and Exchange Commission after the date of this prospectus but before the end of the offering:

     - Reports filed under Sections 13(a) and (c) of the Securities Exchange Act of 1934;

     - Definitive proxy or information statements filed under Section 14 of the Securities Exchange Act of 1934 in connection with any subsequent stockholders' meeting; and

     - Any reports filed under Section 15(d) of the Securities Exchange Act of 1934.

     You may request a copy of these filings, at no cost, by contacting us at the following address or phone number:

               Fonar  Corporation
               110  Marcus  Drive
               Melville,  New York 11747
               Attention: Investor Relations